GREAT-WEST
LIFECO INC.

November 12, 2008

SEC Mail
Mail Processing
Section

NOV 13 2008

Washington, DC
106

[redacted]

08005881

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Preliminary Prospectus for Great-West Lifeco Inc. Series J dated November 7, 2008;
- Underwriting Agreement dated November 7, 2008 and
- Manitoba Securities Commission decision document dated November 10, 2008.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
NOV 19 2008
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

11/17

THE MANITOBA
SECURITIES
COMMISSION

RECEIPT / VISA

Great-West Lifeco Inc.

This is the receipt of the Manitoba Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated November 7, 2008 (the preliminary prospectus).
La Commission des valeurs mobilières du Manitoba vise le prospectus simplifié provisoire de l'émetteur susmentionné daté du 7 novembre, 2008 (le prospectus provisoire).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.
En outre, le présent visa fait foi du visa du prospectus provisoire de la Commission des valeurs mobilières de l'Ontario.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in British Columbia, Alberta, Saskatchewan, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.
Le prospectus provisoire a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en Colombie-Britannique, en Alberta, en Saskatchewan, au Québec, en Nouvelle-Écosse, au Nouveau-Brunswick, à l'Île-du-Prince-Édouard, à Terre-Neuve et Labrador, au Yukon, au Nunavut, et dans les Territoires du Nord-Ouest. Le visa du prospectus provisoire est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

November 10, 2008
10 novembre, 2008

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

SEDAR Project # 1340175
Numéro de projet SEDAR 1340175

500–400 St. Mary Avenue, Winnipeg, MB R3C 4K5 • tel: (204) 945.2548 • fax: (204) 945.0330 • www.msc.gov.mb.ca

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone: (204) 946-1190, and are also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue November 7, 2008

GREAT-WEST LIFECO INC.

$200,000,000
(8,000,000 shares)

6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J

The holders of the 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Series J First Preferred Shares") of Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") will be entitled to fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors for the initial period from and including the closing date of this offering to but excluding December 31, 2013 (the "Initial Fixed Rate Period") payable quarterly on the last day of March, June, September and December in each year at an annual rate of $1.50 per share. The initial dividend, if declared, will be payable on March 31, 2009 and will be $0.50959 per share, based on the anticipated closing date of this offering of Series J First Preferred Shares of November 27, 2008. See "Details of the Offering".

For each five-year period after the Initial Fixed Rate Period (each a "Subsequent Fixed Rate Period"), the holders of Series J First Preferred Shares will be entitled to receive fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as defined herein) applicable to such Subsequent Fixed Rate Period by $25.00. The Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period will be determined by Great-West Lifeco on the 30th day prior to the first day of such Subsequent Fixed Rate Period and will be equal to the sum of the Government of Canada Yield (as defined herein) on the date on which the Annual Fixed Dividend Rate is determined plus 3.07%. See "Details of the Offering".

Option to Convert Into Series K First Preferred Shares

Subject to the Corporation's right to redeem all the Series J First Preferred Shares, the holders of Series J First Preferred Shares will have the right, at their option, to convert their Series J First Preferred Shares into Non-Cumulative Floating Rate First Preferred Shares, Series K (the "Series K First Preferred Shares"), subject to certain conditions, on December 31, 2013 and on December 31 every five years thereafter. The holders of Series K First Preferred Shares will be entitled to receive floating rate non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year (the initial quarterly dividend period and each subsequent quarterly dividend period is referred to as a "Quarterly Floating Rate Period"), in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate (as defined herein) by $25.00. The Floating Quarterly Dividend Rate will be equal to the sum of the T-Bill Rate (as defined herein) plus 3.07% (calculated on the basis of the actual number of days elapsed in the applicable Quarterly Floating Rate Period divided by 365) determined on the 30th day prior to the first day of the applicable Quarterly Floating Rate Period. See "Details of the Offering".

Subject to the provisions described below under "Restrictions on Dividends and Retirement of Shares", on December 31, 2013 and on December 31 every five years thereafter, Great-West Lifeco may, at its option, redeem all or any part of the then outstanding Series J First Preferred Shares by the payment of an amount in cash for each Series J First Preferred Share so redeemed of $25.00 plus all declared and unpaid dividends to the date fixed for redemption. See "Details of the Offering."

The Underwriters may offer the Series J First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".

BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc. and GMP Securities L.P. (collectively, the "Underwriters"), as principals, conditionally offer Series J First Preferred Shares, subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by us in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" below, and subject to approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Torys LLP. See "Plan of Distribution". In connection with this offering, the Underwriters may overallot or effect transactions which stabilize or maintain the market price of the Series J First Preferred Shares at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors". The Corporation has applied to list the Series J First Preferred Shares and the Series K First Preferred Shares on the Toronto Stock Exchange (the "TSX"). Listing will be subject to the Corporation fulfilling all the requirements of the TSX.

The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Price: $25.00 per share to yield 6.00%

	Price to the Public	Underwriters' Fee (1)(3)	Net Proceeds to the Corporation (2)(3)
Per Series J First Preferred Share	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each Series J First Preferred Share sold to certain institutions and $0.75 per share for all other Series J First Preferred Shares sold. The commission set forth in the table assumes that no shares are sold to such institutions.

(2) Before deduction of expenses of the issue payable by the Corporation estimated at $325,000.

(3) The Corporation has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase on the same terms up to 1,200,000 additional Series J First Preferred Shares, exercisable at any time until the date that is 30 days from the closing of the offering. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation", before deducting expenses of the offering, would be $230,000,000, $6,900,000 and $223,100,000, respectively (assuming no Series J First Preferred Shares are sold to those institutions referred to in (1) above). This short form prospectus qualifies the grant of the Over-Allotment Option as well as the distribution of the Series J First Preferred Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Underwriters' Position	Maximum Size or number of securities held	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to an additional 1,200,000 Series J First Preferred Shares	30 days from the closing of the offering.	$25.00

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series J First Preferred Shares distributed hereunder will be issued in registered form only to CDS Clearing and Depository Services Inc. ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series J First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased. See "Details of the Offering — Depository Services".

Table of Contents

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures and Currency

This prospectus and documents incorporated by reference contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by Great-West Lifeco, including statements made with regard to the expected benefits of acquisitions and divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Factors" in this prospectus and under "Risk Management and Control Practices" in Great-West Lifeco's Management's Discussion and Analysis for the twelve months ended December 31, 2007, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Except as otherwise indicated, all dollar amounts in this prospectus are expressed in Canadian dollars and references to "$" are to Canadian dollars.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the Series J First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Great-West Lifeco Inc.

The following chart depicts the corporate relationships among Great-West Lifeco and its significant subsidiaries as at the date hereof. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.



Great-West Lifeco Inc.
The Great-West Life Assurance Company
Great-West Lifeco U.S. Inc. [Delaware]
Canada Life Financial Corporation
London Insurance Group Inc.
GWL Realty Advisors Inc.
GWL&A Financial Inc. [Delaware]
Putnam Investments, LLC [Delaware]
The Canada Life Assurance Company
London Life Insurance Company
Great-West Life & Annuity Insurance Company [Colorado]
Canada Life Capital Corporation Inc.
London Reinsurance Group Inc.

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses, primarily in Canada, the United States, Europe and Asia. Its major operating subsidiaries are The Great-West Life Assurance Company ("Great-West") and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") and Putnam Investments, LLC ("Putnam") in the United States. Great-West Lifeco and its subsidiaries, as at September 30, 2008, had more than $356 billion in assets under administration, and, as at December 31, 2007, had approximately 22,000 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, London Life, Canada Life, GWL&A, Putnam and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It also provides annuity and life insurance products for individuals and businesses. Headquartered in metro Denver, Colorado, GWL&A serves its customers nationwide through a range of group retirement savings products and services, individual life insurance and annuities, and business-owned life insurance marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Headquartered in Boston, Massachusetts, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products to individual and institutional investors. Individual retail investors

are serviced through a broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms. Institutional investors are supported by Putnam's dedicated account management, product management, and client service professionals and through strategic relationships with several investment management firms outside of the United States.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Republic of Ireland. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance and savings and pension products. The German operation focuses on pension and individual protection products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A and Putnam, as well as the United States branch operations of Great-West and Canada Life. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. It also provides annuity and life insurance products for individuals, families and corporate executives. Through the Asset Management business unit, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

Corporate

The Corporate segment includes operating results for activities not specifically associated with other business units.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-West Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series J First Preferred Shares offered hereby.

Use of Proceeds

The net proceeds from the sale of the Series J First Preferred Shares offered hereunder will amount to approximately $193,675,000 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be

paid out of the proceeds of this offering. The net proceeds of this offering will be used by the Corporation for general corporate purposes and to augment the Corporation's current liquidity position.

Trading Price and Volume of Great-West Lifeco's Securities

The following chart sets out the trading price and volume of Great West Lifeco's securities on the Toronto Stock Exchange during the 12 months preceding the date of this prospectus:

SUMMARY TABLE

	Nov 07	Dec 07	Jan 08	Feb 08	Mar 08	Apr 08	May 08	Jun 08	Jul 08	Aug 08	Sep 08	Oct 08	Nov 08
Common Shares													
Intraday High	37.19	37.00	35.62	33.20	31.05	31.91	32.72	32.05	30.17	32.20	35.94	32.45	27.58
Intraday Low	32.81	34.75	30.51	30.55	27.46	30.29	30.59	28.42	25.91	29.31	29.61	24.50	25.33
Volume	11,004	6,880	11,107	11,647	15,384	10,204	14,281	16,171	9,837	11,552	34,769	29,042	2,177
Series D													
Intraday High	26.06	26.48	26.50	26.25	26.07	26.12	26.15	26.00	26.10	26.20	25.85	25.63	24.95
Intraday Low	25.00	25.62	25.68	25.79	24.55	25.50	25.55	25.40	25.61	25.61	25.35	24.00	24.50
Volume	248	81	79	217	102	120	114	270	67	77	347	130	68
Series E													
Intraday High	26.85	26.25	26.75	27.30	27.10	26.78	26.94	27.00	26.71	26.65	26.99	26.74	25.74
Intraday Low	25.70	25.86	25.95	26.50	26.40	26.26	26.25	26.25	26.20	26.35	26.40	25.75	25.50
Volume	164	110	476	43	44	59	51	57	112	32	873	1,352	5
Series F													
Intraday High	26.47	26.89	26.50	26.87	26.64	26.61	26.47	26.24	25.30	25.25	25.00	25.39	23.50
Intraday Low	25.51	25.70	25.56	25.78	25.75	26.10	25.98	25.00	24.28	24.56	24.80	22.02	22.75
Volume	63	336	22	66	44	284	73	228	37	24	75	559	5
Series G													
Intraday High	23.81	24.24	24.38	25.00	24.75	24.45	23.96	23.65	21.47	22.29	21.97	21.35	20.50
Intraday Low	22.25	22.59	23.25	24.12	23.00	23.10	23.20	20.73	19.16	21.20	20.61	16.75	18.88
Volume	584	439	174	267	114	137	182	272	190	244	623	367	378
Series H													
Intraday High	21.76	23.35	22.85	24.16	23.49	22.24	22.64	22.70	20.37	22.47	21.18	19.25	18.99
Intraday Low	21.02	21.31	22.00	22.48	21.37	21.41	21.72	19.78	17.90	19.83	18.75	15.04	17.24
Volume	475	313	182	120	99	169	454	432	183	116	489	298	29
Series I													
Intraday High	20.25	21.30	21.60	22.25	21.97	20.51	21.38	21.05	18.95	19.50	19.27	17.72	17.74
Intraday Low	19.71	20.00	20.50	21.00	20.00	20.10	20.37	18.65	16.81	18.23	17.10	14.65	15.76
Volume	1,407	548	330	203	294	377	566	379	261	318	151	794	59

1. Includes trading prices and volume up to and including November 5, 2008.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares, 12,000,000 of the First Preferred Shares as Series G First Preferred Shares, 12,000,000 of the First Preferred Shares as Series H First Preferred Shares and 12,000,000 of the First Preferred Shares as Series I First Preferred Shares, of which as at the date of this short form prospectus 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred shares and 12,000,000 Series I First Preferred Shares are issued and outstanding.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series J First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and with the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under "Modification" below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the *Insurance Companies Act* ("ICA") requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a "major shareholder" of the company (or an entity controlled by a major shareholder) (the "Public Voting Requirement"). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period"). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry that number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series J First Preferred Shares as a Series

The following is a summary of certain provisions of the Series J First Preferred Shares, as a series.

Definition of Terms

The following definitions are relevant to the Series J First Preferred Shares.

"**Annual Fixed Dividend Rate**" means, for any Subsequent Fixed Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.07%.

"**Bloomberg Screen GCAN5YR Page**" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

"**Fixed Rate Calculation Date**" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

"**Government of Canada Yield**" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers, selected by Great-West Lifeco, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

"**Initial Fixed Rate Period**" means the period from and including the closing date of this offering to but excluding December 31, 2013.

"**Subsequent Fixed Rate Period**" means for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2013 to but excluding December 31, 2018, and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter.

Dividends

During the Initial Fixed Rate Period, the holders of the Series J First Preferred Shares will be entitled to receive fixed quarterly non-cumulative preferential cash dividends, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year, at an annual rate equal to $1.50 per share. The initial dividend, if declared, will be payable on March 31, 2009 and will be $0.50959 per share, based on the anticipated closing date of the offering hereunder of November 27, 2008 in respect of the period from and including such date of initial issue of Series J First Preferred Shares to but excluding March 31, 2009.

During each Subsequent Fixed Rate Period after the Initial Fixed Rate Period, the holders of Series J First Preferred Shares will be entitled to receive fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by Great-West Lifeco on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon Great-West Lifeco and upon all holders of Series J First Preferred Shares. Great-West Lifeco will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series K First Preferred Shares for the next Quarterly Floating Rate Period (as defined below) to the registered holders of the then outstanding Series J First Preferred Shares.

If the Board of Directors does not declare a dividend, or any part thereof, on the Series J First Preferred Shares on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Series J First Preferred Shares to receive such dividend, or to any part thereof, for such quarter will be forever extinguished.

Redemption

The Series J First Preferred Shares will not be redeemable prior to December 31, 2013. Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", on December 31, 2013 and on December 31 every five years thereafter, Great-West Lifeco may redeem all or any part of the then outstanding Series J First Preferred Shares, at Great-West Lifeco's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Notice of any redemption will be given by Great-West Lifeco at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Series J First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Conversion of Series J First Preferred Shares into Series K First Preferred Shares

Subject to the right of the Corporation to redeem the Series J First Preferred Shares as described above, the holders of Series J First Preferred Shares will have the right, at their option, on December 31, 2013 and on December 31 every five years thereafter (a "Series J Conversion Date"), to convert, subject to the restrictions on conversion described below and the payment or delivery to Great-West Lifeco of evidence of payment of the tax (if any) payable, all or any of the Series J First Preferred Shares registered in their name into Series K First Preferred Shares on the basis of one Series K First Preferred Share for each Series J First Preferred Share. Notice of a holder's intention to convert Series J First Preferred Shares must be received by Great-West Lifeco not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series J Conversion Date.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series J Conversion Date, give notice in writing to the then registered holders of the Series J First Preferred Shares of the above-mentioned conversion right. On the 30th day prior to each Series J Conversion Date, Great-West Lifeco will give notice in writing to the then registered holders of the Series J First Preferred Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Series K First Preferred Shares for the next succeeding Quarterly Floating Rate Period.

Holders of Series J First Preferred Shares will not be entitled to convert their shares into Series K First Preferred Shares if Great-West Lifeco determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series K First Preferred Shares, after having taken into account all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares and all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares. Great-West Lifeco will give notice in writing thereof to all registered holders of Series J First Preferred Shares at least seven days prior to the applicable Series J Conversion Date. Furthermore, if Great-West Lifeco determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series J First Preferred Shares, after having taken into account all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares and all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares, then, all, but not part, of the remaining outstanding Series J First Preferred Shares will automatically be converted into Series K First Preferred Shares on the basis of one Series K First Preferred Share for each Series J First Preferred Share on the applicable Series J Conversion Date and Great-West Lifeco will give notice in writing thereof to the then registered holders of such remaining Series J First Preferred Shares at least seven days prior to the Series J Conversion Date.

Upon exercise by the holder of this right to convert Series J First Preferred Shares into Series K First Preferred Shares, or upon automatic conversion of Series J First Preferred Shares into Series K First Preferred Shares, Great-West Lifeco reserves the right not to issue Series K First Preferred Shares to any person whose address is in, or whom Great-West Lifeco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require Great-West Lifeco to take any action to comply with the securities, banking or analogous laws of such jurisdiction.

If Great-West Lifeco gives notice to the registered holders of the Series J First Preferred Shares of the redemption of all the Series J First Preferred Shares, Great-West Lifeco will not be required to give notice as provided hereunder to the registered holders of the Series J First Preferred Shares of an Annual Fixed Dividend Rate or Floating Quarterly Dividend Rate or of the conversion right of holders of Series J First Preferred Shares and the right of any holder of Series J First Preferred Shares to convert such Series J First Preferred Shares will cease and terminate in that event.

Purchase for Cancellation

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may at any time purchase for cancellation any Series J First Preferred Share by private contract or in the open market or by tender, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series J First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series J First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series J First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series J First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series J First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series J First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series J First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series J First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series J First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series J First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series J First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series J First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series J First Preferred Shares will be entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and will not have any additional rights in such respect by holding Series J First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series J First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series J First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series J First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series J First Preferred Shares will be entitled to one vote per

share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series J First Preferred Shares, the number of votes per Series J First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series J First Preferred Shares, the holders of the Series J First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series J First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series J First Preferred Shares. After payment to the holders of the Series J First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series J First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series J First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series J First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series J First Preferred Shares will be entitled to one vote per share.

Issue of Additional Series of Preferred Shares

The Corporation may issue other series of Preferred Shares ranking on a parity with the Series J First Preferred Shares without the authorization of the holders of the Series J First Preferred Shares.

Depository Services

The Series J First Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS. Each of the Underwriters is a Participant or has arrangements with a Participant. On the closing of this offering, Great-West Lifeco will cause a global certificate or certificates representing the Series J First Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. No purchaser of Series J First Preferred Shares will be entitled to a certificate or other instrument from Great-West Lifeco or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of Series J First Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which the Series J First Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series J First Preferred Shares. Reference in this short form prospectus to a holder of Series J First Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series J First Preferred Shares.

The ability of a beneficial owner of Series J First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series J First Preferred Shares through the book-based system, in which event certificates for Series J First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act, to pay tax at a rate such that holders of Series J First Preferred Shares will not be required to pay tax on dividends received on the Series J First Preferred Shares under Part IV.1 of such Act. See "Certain Canadian Federal Income Tax Considerations".

Certain Provisions of the Series K First Preferred Shares as a Series

The following is a summary of certain provisions of the Series K First Preferred Shares, as a series.

Definition of Terms

The following definitions are relevant to the Series K First Preferred Shares.

"**Floating Quarterly Dividend Rate**" means, for any Quarterly Floating Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.07% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

"**Floating Rate Calculation Date**" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

"**Quarterly Commencement Date**" means the last day of March, June, September and December in each year.

"**Quarterly Floating Rate Period**" means, for the initial Quarterly Floating Rate Period, the period from and including December 31, 2013 to but excluding December 31, 2018, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

"**T-Bill Rate**" means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Dividends

The holders of the Series K First Preferred Shares will be entitled to receive floating rate non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by Great-West Lifeco on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon Great-West Lifeco and upon all holders of Series K First Preferred Shares. Great-West Lifeco will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series K First Preferred Shares.

If the Board of Directors does not declare a dividend, or any part thereof, on the Series K First Preferred Shares on or before the dividend payment date for a particular Quarterly Floating Rate Period, then the entitlement of the holders of the Series K First Preferred Shares to receive such dividend, or to any part thereof, for such Quarterly Floating Rate Period will be forever extinguished.

Redemption

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may redeem all or any part of the then outstanding Series K First Preferred Shares, at Great-West Lifeco's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on December 31, 2018 and on December 31 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date after December 31, 2013.

Notice of any redemption will be given by Great-West Lifeco at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Series K First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Conversion of Series K First Preferred Shares into Series J First Preferred Shares

Subject to the right of the Corporation to redeem the Series K First Preferred Shares as described above, the holders of Series K First Preferred Shares will have the right, at their option, on December 31, 2018 and on December 31 every five years thereafter (a

"Series K Conversion Date"), to convert, subject to the restrictions on conversion described below and the payment or delivery to Great-West Lifeco of evidence of payment of the tax (if any) payable, all or any of their Series K First Preferred Shares registered in their name into Series J First Preferred Shares on the basis of one Series J First Preferred Share for each Series K First Preferred Share. Notice of a holder's intention to convert Series K First Preferred Shares must be received by Great-West Lifeco not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series K Conversion Date.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series K Conversion Date, give notice in writing to the then holders of the Series K First Preferred Shares of the above-mentioned conversion right. On the 30th day prior to each Series K Conversion Date, Great-West Lifeco will give notice in writing to the then registered holders of Series K First Preferred Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series J First Preferred Shares for the next succeeding Subsequent Fixed Rate Period.

Holders of Series K First Preferred Shares will not be entitled to convert their shares into Series J First Preferred Shares if Great-West Lifeco determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series J First Preferred Shares, after having taken into account all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares and all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares. The Corporation will give notice in writing thereof to all registered holders of the Series K First Preferred Shares at least seven days prior to the applicable Series K Conversion Date. Furthermore, if Great-West Lifeco determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series K First Preferred Shares, after having taken into account all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares and all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares, then, all, but not part, of the remaining outstanding Series K First Preferred Shares will automatically be converted into Series J First Preferred Shares on the basis of one Series J First Preferred Share for each Series K First Preferred Share on the applicable Series K Conversion Date and Great-West Lifeco will give notice in writing thereof to the then registered holders of such remaining Series K First Preferred Shares at least seven days prior to the Series K Conversion Date.

Upon exercise by the holder of this right to convert Series K First Preferred Shares into Series J First Preferred Shares, or upon automatic conversion of Series K First Preferred Shares into Series J First Preferred Shares, Great-West Lifeco reserves the right not to issue Series J First Preferred Shares to any person whose address is in, or whom Great-West Lifeco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require Great-West Lifeco to take any action to comply with the securities, banking or analogous laws of such jurisdiction.

If Great-West Lifeco gives notice to the registered holders of the Series K First Preferred Shares of the redemption on a Series K Conversion Date of all the Series K First Preferred Shares, Great-West Lifeco will not be required to give notice as provided hereunder to the registered holders of the Series K First Preferred Shares of an Annual Fixed Dividend Rate or Floating Quarterly Dividend Rate or of the conversion right of holders of Series K First Preferred Shares and the right of any holder of Series K First Preferred Shares to convert such Series K First Preferred Shares will cease and terminate in that event.

Purchase for Cancellation

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may at any time purchase for cancellation any of the Series K First Preferred Shares by private contract or in the open market or by tender, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series K First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series K First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series K First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series K First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series K First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series K First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series K First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series K First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series K First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series K First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series K First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series K First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series K First Preferred Shares will be entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and will not have any additional rights in such respect by holding Series K First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series K First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series K First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series K First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series K First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than $25.00, the number of votes per Series K First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series K First Preferred Shares, the holders of the Series K First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series K First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series K First Preferred Shares. After payment to the holders of the Series K First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series K First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series K First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series K First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series K First Preferred Shares will be entitled to one vote per share.

Issue of Additional Series of Preferred Shares

The Corporation may issue other series of Preferred Shares ranking on a parity with the Series K First Preferred Shares without the authorization of the holders of the Series K First Preferred Shares.

Depository Services

If issued, the Series K First Preferred Shares will be in "book-entry only" form unless Great-West Lifeco elects otherwise and may be purchased, held and transferred in substantially the same manner as the Series J First Preferred Shares. See "Details of the Offering – Certain Provisions of the Series J First Preferred Shares as a Series – Depository Services".

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act, to pay tax at a rate such that holders of Series K First Preferred Shares will not be required to pay tax on dividends received on the Series K First Preferred Shares under Part IV.1 of such Act. See "Certain Canadian Federal Income Tax Considerations".

Plan of Distribution

Under an underwriting agreement (the "Underwriting Agreement") dated November 7, 2008 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on November 27, 2008 or such other date not later than December 31, 2008 as may be agreed upon by the parties, all but not less than all of the 8,000,000 Series J First Preferred Shares at an aggregate price of $200,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series J First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series J First Preferred Shares. Assuming that no Series J First Preferred Shares are sold to such institutions, the Underwriters' fee will be $6,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

Great-West Lifeco has granted to the Underwriters the Over-Allotment Option, whereby they may purchase up to an additional 1,200,000 Series J First Preferred Shares, being a number equal to 15% of the number of Series J First Preferred Shares sold in the offering. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments and for market stabilization purposes as permitted pursuant to applicable Canadian securities laws. The Underwriters have 30 days from the closing date of the offering hereunder to exercise the Over-Allotment Option. If the Underwriters exercise the Over-Allotment in full and assuming that no Series J First Preferred Shares issued upon the exercise of the Over-Allotment Options are sold to institutions, the Underwriters will receive an aggregate fee of $6,900,000, being $0.75 per Series J First Preferred Share sold under this offering (including the Over-Allotment Option). This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Series J First Preferred Shares issuable upon the exercise of the Over-Allotment Option.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series J First Preferred Shares if any Series J First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series J First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series J First Preferred Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series J First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that, without the prior written consent of BMO Nesbitt Burns Inc. and Scotia Capital Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or into preferred shares other than the Series J First Preferred Shares during the period commencing on the date of the Underwriting Agreement and ending 60 days after the closing of the offering.

The Series J First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series J First Preferred Shares are also subject to certain restrictions under the laws of certain other jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series J First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Series J First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series J First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series J First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

The determination of the terms of the distribution, including the issue price of the Series J First Preferred Shares, was made through negotiations between the Corporation and the Underwriters.

The Corporation has applied to list the Series J First Preferred Shares and the Series K First Preferred Shares under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the requirements of the TSX.

Earnings Coverage Ratios

Great-West Lifeco's annualized interest requirements on its short and long-term debt, after giving effect to the issue of the Series J First Preferred Shares and dividends on preferred shares classified as liabilities adjusted to a before-tax equivalent using an effective tax rate of 27.7% and 22.7%, amounted to $333.2 million and $295.6 million for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007, respectively.

Great-West Lifeco's earnings before interest on short and long-term debt, dividends on preferred shares classified as liabilities and income tax for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007 were $4,408.5 million and $3,065.8 million, respectively, which is 13.2 times and 10.4 times Great-West Lifeco's aggregate adjusted annualized interest requirements for the respective periods. (1)

Notes: (1) Great-West Lifeco's earnings from continuing operations before interest on short and long-term debt, dividends on preferred shares classified as liabilities and income tax for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007 were $3,182.5 million and $2,776.8 million, respectively, which is 9.6 times and 9.4 times Great-West Lifeco's aggregate adjusted annualized interest requirements for the respective periods.

Ratings

The Series J First Preferred Shares have been given a preliminary rating of Pfd-1(low) by DBRS Limited ("DBRS") and a preliminary rating of P-1(Low) Canadian Preferred Scale, A- Global Preferred Scale, by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P").

A Pfd-1 rating by DBRS is the highest of five categories granted by DBRS for preferred shares. According to DBRS, preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. A P-1 rating by S&P is the highest of the five categories used by S&P in its Canadian preferred share rating scale. Correspondingly, an A– rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. According to S&P, a preferred share rating of A– indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories. The "high" and "low" and "High", "Mid" and "Low" designations for DBRS and S&P, respectively, indicate relative strength within the rating category.

Prospective purchasers of the Series J First Preferred Shares should consult the rating organization with respect to the interpretation and implication of the foregoing provisional ratings. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Series J First Preferred Shares. Ratings may be revised or withdrawn at any time by the rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series J First Preferred Shares pursuant to this prospectus (a "Holder") who, for purposes of the *Income Tax Act* (Canada) (the "Income Tax Act") and at all relevant times, is or is deemed to be a resident of Canada, deals at arm's length and is not affiliated with Great-West Lifeco and holds Series J First Preferred Shares or Series K First Preferred Shares, as the case may be, as capital property. Generally, the Series J First Preferred Shares and Series K First Preferred Shares will be capital property to a holder provided the holder does not acquire or hold such shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary is not applicable to a Holder that is a specified financial institution (as defined in the Income Tax Act) or a "financial institution" for purposes of the "mark to market property" rules in the Income Tax Act, nor does it apply to a Holder an interest in which is a "tax shelter investment" (as defined in the Income Tax Act) or to a Holder which has made a "functional currency" election under the Income Tax Act to determine its Canadian tax results in a currency other than Canadian currency. Such Holders are advised to consult with their own tax advisors. This summary assumes that the Series J First Preferred Shares and Series K First Preferred Shares will be listed on a designated stock exchange in Canada (which currently includes the TSX) at all relevant times.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser and no representations with respect to the income tax consequence to any particular purchaser are made. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Income Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. No assurances can be given that the Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any change in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax legislation or considerations.

The Canadian federal income tax considerations described herein for a holder of Series J First Preferred Shares will generally be applicable, with necessary changes, to a holder of Series K First Preferred Shares.

Dividends

Dividends (including deemed dividends) received on the Series J First Preferred Shares by an individual will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend gross-up and dividend tax credit with respect to any dividends (including deemed dividends) designated by Great-West Lifeco as "eligible dividends" in accordance with the Income Tax Act.

Dividends (including deemed dividends) received on the Series J First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the taxable income of the corporation.

The Series J First Preferred Shares are "taxable preferred shares" as defined in the Income Tax Act. The terms of the Series J First Preferred Shares require Great-West Lifeco to make the necessary election under Part VI.1 of the Income Tax Act so that a corporation holding Series J First Preferred Shares will not be subject to tax under Part IV.1 of the Income Tax Act on dividends received (or deemed to be received) on the Series J First Preferred Shares.

Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

A "private corporation", as defined in the Income Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay refundable tax under Part IV of the Income Tax Act of $33^1/_3$% of dividends received (or deemed to be received) on the Series J First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of a Series J First Preferred Share (either on redemption of the Series J First Preferred Share for cash or otherwise but not including on a conversion) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to such Holder. The amount of any deemed dividend arising on the redemption or acquisition by Great-West Lifeco of a Series J First Preferred Share will generally not be included in computing the proceeds of disposition to the Holder for purposes of computing the capital gain or capital loss arising on the disposition of the Series J First Preferred Share. See "Redemption" below. If the Holder is a corporation, any capital loss arising on the disposition of a Series J First Preferred Share may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series J First Preferred Share or on any share which was converted into or exchanged for such share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain. One-half of any capital loss may be deducted from the Holder's taxable capital gains subject to and in accordance with the rules contained in the Income Tax Act. Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Income Tax Act. An amount in respect of taxable capital gains of a Canadian-controlled private corporation, as defined in the Income Tax Act, may be subject to an additional refundable tax of $6\,^{2}/_{3}\%$.

Redemption

If Great-West Lifeco redeems for cash or otherwise acquires a Series J First Preferred Share, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market, the Holder will be deemed to have received a dividend equal to the amount, if any, paid by Great-West Lifeco, including any redemption premium, in excess of the paid-up capital (as determined for purposes of the Income Tax Act) of such share at such time. Generally, the proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such share will be equal to the amount paid by Great-West Lifeco on redemption or acquisition of such share, including any redemption premium, less the amount of the deemed dividend, if any. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of a Series J First Preferred Share into a Series K First Preferred Share pursuant to the exercise of the conversion privilege will not constitute a disposition thereof and, accordingly, will not give rise to a capital gain or capital loss. The cost to a holder of the Series K First Preferred Share received on a conversion will be deemed to be the adjusted cost base to such holder of the Series J First Preferred Share converted into such Series K First Preferred Share immediately before the conversion. The cost of a Series K First Preferred Share so obtained will be averaged with the adjusted cost base of all other Series K First Preferred Shares held by such holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each such share.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of Great-West Lifeco as at and for the years ended December 31, 2007 and 2006 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 14, 2008;

(c) the Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders of Great-West Lifeco held on May 1, 2008;

(d) the material change reports of Great-West Lifeco dated April 1, 2008 and May 8, 2008 with respect to the sale by Great-West Life & Annuity Insurance Company ("GWL&A") of its healthcare business, Great-West Healthcare, to a subsidiary of CIGNA Corporation and Great-West Lifeco management changes, respectively; and

(e) the interim unaudited consolidated financial statements of Great-West Lifeco as at and for the nine-month periods ended September 30, 2008 and 2007, together with the related Management's Discussion and Analysis dated October 30, 2008.

All documents of Great-West Lifeco of the type described in Section 11.1 of Form 44-101F1 — *Short Form Prospectus* to National Instrument 44-101 — *Short Form Prospectus Distributions* and any press releases, if filed by Great-West Lifeco with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Recent Development

On October 31, 2008, Canada Life announced that it intended to redeem all $200 million aggregate principal amount of its 5.80% Debentures, Series A due December 11, 2013 on December 11, 2008.

Risk Factors

Before purchasing the Series J First Preferred Shares, investors should consider carefully the following risks in conjunction with the other information in this short form prospectus and the documents incorporated by reference herein, in particular the disclosure under the heading "Risk Factors" in Great-West Lifeco's Revised Annual Information Form dated February 20, 2008, including documents incorporated by reference therein, and the Corporation's Management's Discussion and Analysis dated October 30, 2008 which disclosure includes discussions concerning general insurance risks, insurance risks relating to specific businesses, interest rate risk, equity market risk, credit risk, liquidity risks, translation risk, foreign exchange risk, risk relating to derivative instruments, operational risks, legal and regulatory risk and reputational risk.

Risks Associated with Great-West Lifeco

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to otherwise meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series J First Preferred Shares will receive the payments owing to them in connection with the Series J First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life, Canada Life and Putnam. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. Any payment by the principal subsidiaries (including payment of dividends and interest) is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including the staged intervention powers of the Office of Superintendent of Financial Institutions) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life, Canada Life and Putnam.

Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not

shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

Impairment Testing on Goodwill and Intangibles

Canadian generally accepted accounting principles require the Corporation to perform an impairment test on goodwill and intangible assets at least annually. The Corporation's intangible and goodwill balances relate primarily to its acquisitions of London Life, Canada Life and Putnam. Consistent with its practice of conducting impairment testing in the fourth quarter of its fiscal year, Great-West Lifeco has not yet undertaken this testing for the year ending December 31, 2008. Accordingly, while equity market valuations in general are lower than in 2007, it is not possible to determine the outcome of the impairment test at this time.

General Economic Conditions

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the securities of the Corporation for reasons unrelated to Great-West Lifeco's performance. Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series J First Preferred Shares and Series K First Preferred Shares

The value of each of the Series J First Preferred Shares and the Series K First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2007 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under "Earnings Coverage Ratios", which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series J First Preferred Shares.

The market value of each of the Series J First Preferred Shares and the Series K First Preferred Shares, as with other preferred shares, is expected to be primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on each of the Series J First Preferred Shares and the Series K First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations. Assuming all other factors remain unchanged, the market value of each of the Series J First Preferred Shares and the Series K First Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline.

Each of the Series J First Preferred Shares and the Series K First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on each of the Series J First Preferred Shares and the Series K First Preferred Shares and other preferred shares.

Each of the Series J First Preferred Shares and the Series K First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See "Details of the Offering" and "Earnings Coverage Ratios", which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series J First Preferred Shares.

Great-West Lifeco has agreed that if Great-West Lifeco Finance (Deleware) LP or Great-West Lifeco (Delaware) LP II elects to defer the payment of interest on its subordinated debentures, Great-West Lifeco will not, during any such deferral period. declare or pay any dividends or distributions on or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its shares, including the Series J First Preferred Shares and Series K First Preferred Shares.

Great-West Lifeco has agreed that, if, in certain circumstances, a distribution is not paid when due on any outstanding Great-West Lifeco Trust Securities – Series A issued by Great-West Life Capital Trust, and Great-West does not at that time have public preferred shares outstanding, Great-West Lifeco will not pay dividends on its outstanding preferred or common shares, which would include the Series J First Preferred Shares and the Series K First Preferred Shares, for a specified period of time unless the required distribution is paid to the holders of such securities.

Neither the Series J First Preferred Shares nor the Series K First Preferred Shares have a fixed maturity date and are not redeemable at the option of the holders thereof. The ability of a holder to dispose of its holdings of Series J First Preferred Shares or Series K First Preferred Shares, as applicable, may be limited.

An investment in the Series J First Preferred Shares may become an investment in the Series K First Preferred Shares without the consent of the holder in the circumstances described under "Certain Provisions of the Series J First Preferred Shares as a Series – Conversion of Series J First Preferred Shares into Series K First Preferred Shares" above.

Upon the automatic conversion of the Series J First Preferred Shares into Series K First Preferred Shares, the dividend rate on the Series K First Preferred Shares will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time. In addition, holders may be prevented from converting their Series J First Preferred Shares into Series K First Preferred Shares in certain circumstances. See "Details of the Offering – Certain Provisions of the Series J First Preferred Shares as a Series – Conversion of Series J First Preferred Shares into Series K First Preferred Shares".

Stock market volatility may affect the market price of each of the Series J First Preferred Shares and the Series K First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for each of the Series J First Preferred Shares and Series K First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series J First Preferred Shares.

Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Torys LLP for the Underwriters. As of the date of this short form prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Torys LLP as a group, respectively owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Manitoba.

Registrar and Transfer Agent

The registrar and transfer agent for the Series J First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in the City of Toronto.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

Dated: November 7, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

By: (signed) D. ALLEN LONEY
President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

By: (signed) RAYMOND MCFEETORS
Director

By: (signed) EMOKE SZATHMARY
Director

Certificate of Underwriters

Dated: November 7, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

BMO NESBITT BURNS INC.

By: (signed) BRADLEY J. HARDIE

SCOTIA CAPITAL INC.

By: (signed) DAVID SKURKA

RBC DOMINION SECURITIES INC.

By: (signed) RAJIV BAHL

CIBC WORLD MARKETS INC.

By: (signed) DONALD A. FOX

TD SECURITIES INC.

By: (signed) JONATHAN BROER

NATIONAL BANK FINANCIAL INC.

By: (signed) DARIN DESCHAMPS

DESJARDINS SECURITIES INC.

By: (signed) THOMAS L. JARMAI

GMP SECURITIES L.P.

By: (signed) NEIL SELFE

Auditors' Consent

Great-West Lifeco Inc.

We have read the short form prospectus of Great-West Lifeco Inc. ("Lifeco") dated •, 2008 relating to the issue and sale of 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. Our report is dated •, 2008.

(signed) •

Winnipeg, Canada
•

November 7, 2008

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention: William W. Lovatt
Executive Vice-President and Chief Financial Officer

Re: Issue of 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J

Dear Sirs:

We understand that Great-West Lifeco Inc. (the "Corporation") desires to sell the 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J of the Corporation described in Schedule "A" hereto (the "Securities") and is prepared:

(a) to authorize and issue the Securities;

(b) to create and authorize a number of Non-cumulative Floating Rate Preferred Shares, Series K (the "Series K First Preferred Shares") equal to the number of Securities issued by the Corporation hereunder, to issue the Series K First Preferred Shares on conversion from time to time of the Securities and to issue 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J of the Corporation on the conversion from time to time of the Series K First Preferred Shares (the "Series J First Preferred Shares), as described in Schedule "B" hereto; and

(c) to prepare and file, without delay, a preliminary short form prospectus and a final short form prospectus and all necessary related documents in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces and territories of Canada (the "Qualifying Jurisdictions").

BMO Nesbitt Burns Inc. ("BMO"), Scotia Capital Inc. ("Scotia"), RBC Capital Markets, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc. and GMP Securities L.P. (individually, an "Underwriter" and collectively, the "Underwriters") hereby severally offer to purchase from the Corporation, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Securities for a purchase price of $25.00 per share – an aggregate purchase price of $200,000,000 (the "Purchase Price"). The agreement resulting from the Corporation's acceptance of this offer is hereinafter referred to as "this Agreement".

The Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option"), for the purposes of covering over-allotments, if any, to purchase severally, and not jointly and severally, and offer for sale to the public pursuant to the Prospectus (as hereinafter defined), up to 1,200,000 additional Securities (the "Additional Securities") upon the terms and conditions set forth herein at the same purchase price of $25.00 per share. The Over-Allotment Option shall be exercisable, in whole or in part, at any time for a period of 30 days following the Closing Time (as hereinafter defined) by the Underwriters delivering an Over-Allotment Notice (as

hereinafter defined) to the Corporation not later than two Business Days (as herein defined) prior to exercise, specifying the number of Additional Securities to be purchased and the date for delivery of the purchase price for the Additional Securities. Pursuant to such notice, the Underwriters shall purchase and the Corporation shall sell the number of Additional Securities indicated in such notice, in accordance with paragraph 11 hereof. The Additional Securities shall have attributes identical to the Securities.

In this offer, the term "Distribution" means "distribution" or "distribution to the public" as those terms are defined in applicable Canadian securities legislation, the terms "Preliminary Prospectus" and "Prospectus" mean the preliminary short form prospectus and final short form prospectus, respectively, referred to above (in both the English and French languages unless the context indicates otherwise) including in each case any documents or information incorporated or deemed to be incorporated therein by reference, "Business Day" means a day that is not a Saturday, a Sunday or a day on which banks in the City of Toronto or Winnipeg are not open for the transaction of business, "Over-Allotment Option Closing Date" means a day not earlier than two Business Days or later than seven Business Days after delivery of the Over-Allotment Option Notice and "Over-Allotment Option Closing Time" means 8:30 a.m., Toronto time, on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as may be agreed upon by the parties hereto, and subsidiaries of the Corporation shall mean The Great-West Life Assurance Company ("Great-West Life"), GWL&A Financial Inc. ("GWL&A Financial"), Great-West Life & Annuity Insurance Company, London Insurance Group Inc., London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company and Putnam Investments, LLC ("Putnam").

In consideration of the Underwriters' agreement to purchase the Securities and, if applicable, the Additional Securities provided for herein, and in consideration of the underwriting services to be rendered by the Underwriters in connection therewith, the Corporation agrees to pay to the Underwriters on the closing at the Closing Time the fees specified in Schedule "A" hereto (the "Underwriters' Fee").

Terms and Conditions

1. The Corporation will duly and validly create, authorize and issue the Securities and the Additional Securities and will ensure that the Securities and the Additional Securities have the attributes contemplated by Schedule "A" hereto. The documentation establishing the attributes of the Securities and the Additional Securities shall be satisfactory in all material respects to the Underwriters and the Corporation and to their respective counsel. The Securities will at the Closing Time be rated P-1 (Low) Canadian national scale and A- Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), and Pfd-1(low) by DBRS Limited ("DBRS").

2. The Corporation shall fulfil to the satisfaction of the Underwriters' counsel all legal requirements to be fulfilled by the Corporation to enable the Securities and Additional Securities to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable securities laws of the Qualifying Jurisdictions. All legal requirements to enable the Distribution of the Securities and Additional Securities shall be fulfilled as soon as possible but in any event not later than 5:00 p.m., local time, on November 20, 2008 in each Qualifying Jurisdiction or such later date and time as may be agreed upon in writing, by filing the Prospectus and all other required documents in accordance with Multilateral Instrument 11-102 - *Passport System* and National Policy

11-202 - *Process for Prospectus Reviews in Multiple Jurisdictions* (the "Passport System") with the Manitoba Securities Commission as principal regulator under the Passport System and with the applicable securities commission or regulatory authority in each of the other Qualifying Jurisdictions (the "Securities Commissions") and will obtain the receipt for the Prospectus issued in accordance with the Passport System (the "Final Receipt").

Such fulfillment shall include, without limiting the generality of the foregoing, compliance with all applicable Canadian securities laws including, without limitation, compliance with all requirements with respect to the preparation and filing of an English language Preliminary Prospectus in each of the Qualifying Jurisdictions and a French language Preliminary Prospectus in the Province of Québec, and the preparation and filing of an English language Prospectus in each of the Qualifying Jurisdictions and a French language Prospectus in the Province of Québec with such changes from the Preliminary Prospectus as the Corporation and the Underwriters may approve, such approval to be evidenced by the signing of the Prospectus by the Corporation and the Underwriters. The Corporation shall as soon as possible but in any event not later than 5:00 p.m., local time, on November 13, 2008 or such later date and time as may be agreed upon in writing, file the Preliminary Prospectus and have obtained a receipt pursuant to the Passport System.

3. The Underwriters may offer the Securities and Additional Securities for sale to the public, directly, and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Canadian securities laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. Each Underwriter, by signing this Agreement, represents and warrants to the Corporation that it is not a person in respect of which the Corporation is a "related issuer" or a "connected issuer" (within the meaning of National Instrument 33-105 – Underwriting Conflicts).

The Underwriters covenant and agree that if they offer to sell or sell any Securities or Additional Securities in jurisdictions other than the Qualifying Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to require registration of the Corporation with, or the registration of the Securities or Additional Securities or the filing of the Prospectus or other document with respect thereto under, the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States of America. The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms. For purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Securities or Additional Securities are qualified for Distribution in the Qualifying Jurisdictions if the Final Receipt has been issued evidencing that a receipt for the Prospectus in respect of the distribution of the Securities and Additional Securities has been issued by the Securities Commissions of each of the Qualifying Jurisdictions. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph with respect to a default by another Underwriter under this paragraph.

The Underwriters shall use their reasonable best efforts to complete, and to cause the Selling Firms to complete, Distribution of the Securities and, if applicable, Additional Securities as promptly as possible and BMO shall promptly notify the Corporation in writing of the completion of the Distribution of the Securities and, if applicable, Additional Securities by the Selling Firms. After closing, the Underwriters shall provide

the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the Distribution of the Securities and, if applicable, Additional Securities for the purpose of payment of filing fees.

4. The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (as hereinafter defined) and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation.

5. During the period from the date of this Agreement until the later of the Closing Time and the completion of the Distribution of the Securities and, if applicable, the Additional Securities, the Corporation will promptly notify the Underwriters in writing of any material change in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries, taken together, or any change in any matter covered by a statement contained in the Preliminary Prospectus, the Prospectus or any amendment (a "Prospectus Amendment") to any of such documents, as they exist immediately prior to such change, which change is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as it exists immediately prior to such change, misleading or untrue or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian securities laws) or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Securities or, if applicable, the Additional Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation. The Corporation shall discuss in good faith with the Underwriters any change in circumstances (actual, proposed or prospective) which is or may be of such a nature that, there is reasonable doubt as to whether notice need be given pursuant to this paragraph.

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Securities or, if applicable, the Additional Securities upon the Underwriters receiving written notification from the Corporation of any change contemplated by this paragraph and to not recommence the Distribution of the Securities or, if applicable, the Additional Securities, in any Qualifying Jurisdiction until a receipt is issued by such Qualifying Jurisdiction for a Prospectus Amendment disclosing such change. The Corporation shall, to the satisfaction of the Underwriters' counsel, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Jurisdictions arising as a result of such change. The execution of a Prospectus Amendment in respect of any material change or change in a material fact or disclosure of a material fact by the Underwriters shall not constitute a waiver of the Underwriters' rights under paragraph 17(b) hereof.

In addition, if, during the period from the signing of the Preliminary Prospectus to the completion of the Distribution of the Securities and, if applicable, the Additional Securities, there is any change in any applicable securities laws which results in a requirement to file a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters' counsel, make any such filing as soon as possible.

6. The Corporation shall cause to be delivered to the Underwriters:

   (a) on the date hereof, or as soon as possible after the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of all documents or information incorporated by reference therein, to the extent that such documents or information incorporated by reference are not otherwise publicly available on the System for Electronic Document Analysis and Retrieval ("SEDAR");

   (b) forthwith when available, copies of the Prospectus and any Prospectus Amendment signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of any documents or information incorporated by reference therein, to the extent that such documents or information incorporated by reference are not otherwise publicly available on SEDAR;

   (c) a copy of any other document required to be filed by the Corporation in compliance with the applicable Canadian securities laws, to the extent that such document is not otherwise publicly available on SEDAR;

   (d) forthwith when filed with securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, to the extent that such document incorporated by reference is not otherwise publicly available on SEDAR;

   (e) at or before the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, in each case in the French language,

      (i) an opinion of the Corporation's counsel in Québec dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that except for the Lifeco Financial Information (as defined below), such document in the French language, including the Corporation's revised Annual Information Form dated February 20, 2008 and including documents incorporated by reference therein and the Corporation's Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders to be held on May 1, 2008, is in all material respects a complete and proper translation of the document in the English language; "Lifeco Financial Information" means the Corporation's audited consolidated financial statements as at and for the years ended December 31, 2007 and December 31, 2006 and the report of the auditors thereon, the related Management's Discussion and Analysis of the Corporation dated February 14, 2008 and the Corporation's interim unaudited consolidated financial statements as at and for the nine month periods ended September 30, 2008 and 2007 together with the related Management's Discussion and Analysis of the Corporation dated October 30, 2008 and any other financial information contained or incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, on which the Corporation's counsel in Québec is not opining;

(ii) an opinion of Deloitte & Touche LLP, Chartered Accountants dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that the Lifeco Financial Information contained or incorporated by reference in such document in the French language is in all material respects a complete and proper translation of such Lifeco Financial Information contained in such document in the English language;

(f) at the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Prospectus or any Prospectus Amendment, a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to such financial and accounting information which is contained or incorporated by reference in the Prospectus or Prospectus Amendment, as the case may be, which comfort letter shall be in addition to the comfort letters addressed to securities regulatory authorities and shall be based on a review by such auditors having a cut-off date not more than two business days prior to the date of the comfort letter; and

(g) forthwith when available, but in any event no later than 5:00 p.m. (Toronto time) on the Business Day following the date of receiving a receipt therefor under the Passport System, in such cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment as the Underwriters may reasonably require.

7. The Corporation represents and warrants to the Underwriters that:

(a) the authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, of which 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred Shares, 12,000,000 Series I First Preferred Shares and 895,599,939 Common Shares were issued and outstanding as of October 31, 2008;

(b) the Corporation is the legal and beneficial owner of all of the common shares of Great-West Life and, through a wholly-owned subsidiary, GWL&A Financial and Putnam, free and clear of all mortgages, liens, charges, pledges, securities interests, encumbrances, claims or demands whatsoever, and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase thereof;

(c) other than with respect to the Corporation's stock option plan, no person, firm or corporation, as of the date hereof, has (except for the Underwriters) any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription and issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Corporation or of its subsidiaries, other than such conversion rights as may be attached to the issued and outstanding preferred

shares of the Corporation or of its subsidiaries or to the Great-West Life Trust Securities – Series A;

(d) the Corporation and each of its subsidiaries validly subsist under the laws of their respective jurisdictions of incorporation and have all requisite powers and authority to carry on their businesses as presently carried on by them and to own or lease their property and assets and the Corporation has all requisite corporate power and authority necessary to authorize, execute and deliver and carry out its obligations under this Agreement;

(e) the Corporation and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as it is now conducted and its property and assets to be owned, leased or operated, all such licences, registrations or qualifications are validly existing and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has a material adverse effect on the operation of its business as it is now conducted or as it is presently proposed to be carried on and the entering into of this Agreement and the consummation of the transactions herein contemplated do not breach or would not result in them being in non-compliance with any of the foregoing;

(f) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under applicable law;

(g) neither the execution and delivery of this Agreement nor the consummation of the transactions provided for or contemplated herein results or will result in a breach of any of the terms, conditions or provisions of, or will constitute a default under, the articles, by-laws or resolutions of the Corporation or its subsidiaries or any indenture, agreement or other instrument to which they may be a party or by which any of them is bound;

(h) at the Closing Time, the issuance and sale of the Securities and the Additional Securities by the Corporation to the Underwriters in accordance with the terms of this Agreement will have been duly authorized by all necessary corporate action of the Corporation and the Securities and, if issued, the Additional Securities will be validly issued and outstanding as fully paid and non-assessable shares;

(i) no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the Corporation for the execution of and delivery of and the performance by the Corporation of its obligations under this Agreement except as may be required under the Canadian securities laws;

(j) at the date of this Agreement, the Corporation is in compliance with its timely disclosure of obligations under the Canadian securities laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and its subsidiaries, taken as a whole, since the end of the Corporation's most recently completed financial year (for which audited financial statements are available), which has not been publicly disclosed; and

(k) the attributes of the Securities and the Series K First Preferred Shares are consistent in all material respects with the description of the Securities and the Series K First Preferred Shares in the Prospectus.

8. The Corporation's delivery to the Underwriters of the documents referred to in clauses 6(a), 6(b) and 6(d) hereof shall constitute:

(a) the Corporation's representation and warranty to the Underwriters that each such document at the time of its filing complied with the requirements of the securities laws pursuant to which it was filed and that all the information and statements contained therein (except information and statements contained therein relating solely to the Underwriters, or which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus or the Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation (as defined in applicable Canadian securities laws) and constitute full, true and plain disclosure of all material facts relating to the Corporation, its subsidiaries and affiliates, taken together, and the Securities as required by applicable securities laws;

(b) the Corporation's representation and warranty to the Underwriters that no material fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the Corporation's representation and warranty to the Underwriters, that, except as has been publicly disclosed, there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, its subsidiaries and affiliates, taken together, since the end of the Corporation's fiscal year on December 31, 2007; and

(d) the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Securities in the Qualifying Jurisdictions in compliance with the provisions of this offering.

9. The purchase of the Securities under this Agreement shall take place at 8:30 a.m., Toronto time, on November 27, 2008 at the offices of Blake, Cassels & Graydon LLP, 23rd floor, Commerce Court West, Toronto, or on such other date not later than December 31, 2008 and such other time as may be agreed upon in writing between the Corporation and the Underwriters (any such date being referred to herein as the "Closing Date" and any such time being referred to herein as the "Closing Time") pursuant to which, among other things, the Corporation shall receive, by electronic funds transfer or other means of

providing immediately available funds in Canadian dollars, payable in Toronto to the Corporation (or as it may otherwise direct to the Underwriters), the aggregate purchase price for the Securities less the Underwriters' Fee.

10. The Underwriters' obligations under this Agreement are conditional upon and subject to the Underwriters receiving at the Closing Time:

(a) one global book entry form of certificate representing the Securities registered in the name of "CDS & Co." or such other name as the Underwriters may notify to the Corporation in writing not less than 48 hours prior to the Closing Time, against payment to the Corporation, or as the Corporation may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the Purchase Price in the manner contemplated in paragraph 9 above. The certificate in global form representing the Securities shall be delivered by BMO to the CDS Clearing and Depository Services Inc. ("CDS"), together with a direction to CDS with respect to the crediting of Securities to the accounts of the participants of CDS;

(b) the Underwriters' Fee as contemplated in paragraph 9 above;

(c) a certificate, dated the Closing Date and signed by the Executive Vice-President and Chief Financial Officer, of the Corporation or such other officers of the Corporation as may be acceptable to the Underwriters, certifying that (i) the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Time; (ii) the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Securities or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; (iv) there has been, since December 31, 2007 no material adverse change, financial or otherwise (except as publicly disclosed), in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and its subsidiaries, taken together; (v) the Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any misrepresentation (within the meaning of Canadian securities laws); and (vi) such other matters as the Underwriters may reasonably request;

(d) a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter or letters referred to in clause 6(f) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by such auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(e) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Corporation's counsel, Blake, Cassels & Graydon LLP as to matters governed by the laws of Ontario, Québec, Alberta and British Columbia and the federal laws of Canada applicable therein, and from the Corporation's in-house counsel and local counsel as to matters governed by the laws of other jurisdictions or relating to the Corporation's subsidiaries, with respect to the

incorporation, existence and corporate power and authority of the Corporation and each of its subsidiaries; that the Corporation and each of its subsidiaries are duly licensed to carry on their business in the jurisdictions where such business is carried on; the creation, authorization, issue and sale of the Securities and the Additional Securities; the form of certificate representing the Securities and the Additional Securities and due appointment of the registrar and transfer agent in respect of the Securities and the Additional Securities; the due authorization, execution, delivery and enforceability of this Agreement; the creation, authorization and issuance of the Series K First Preferred Shares on conversion of the Securities and Additional Securities and the authorization and issuance of the Series J First Preferred Shares on conversion of the Series K First Preferred Shares; the consistency in all material respects of the Securities, the Additional Securities and the Series K First Preferred Shares with the descriptions thereof as set forth in the Prospectus; the free tradeability under applicable Canadian securities legislation of the Series K First Preferred Shares on conversion of the Series J First Preferred Shares and of the Series J First Preferred Shares on conversion of the Series K First Preferred Shares; the reporting issuer status of the Corporation under the securities legislation of each of the Qualifying Jurisdictions; the listing of the Securities and the Additional Securities on the Toronto Stock Exchange; the conditional listing of the Series K First Preferred Shares issuable on conversion of the Series J First Preferred Shares on the Toronto Stock Exchange; the fulfilment of and compliance with the terms and conditions hereof and applicable securities and other laws in connection with the sale of the Securities and Additional Securities to the Underwriters; the obtaining of all necessary approvals in connection with the sale of the Securities and Additional Securities to the Underwriters; that, subject to the qualifications and limitations set out therein, the statements set out under "Certain Canadian Federal Income Tax Considerations" in the Prospectus are a fair summary of the principal Canadian federal income tax considerations generally applicable to purchasers of Securities and Additional Securities referred to therein; compliance with the laws of Québec relating to the use of the French language and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Corporation's counsel and the Underwriters' counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation's officers or of the auditors of the Corporation;

(f) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Underwriters' counsel as to matters governed by the laws of Ontario with respect to the validity of the offering and sale of the Securities and Additional Securities and such other matters referred to in (e) above as the Underwriters may reasonably request; it being understood that Underwriters' counsel may rely on the opinion of the Corporation's counsel, the Corporation's in-house counsel and local counsel as to matters which specifically relate to the Corporation or any of its subsidiaries or as to matters governed by the laws of other jurisdictions;

(g) a letter from each of S&P and DBRS dated the Closing Date confirming that the Securities are then rated P-1 (Low) Canadian national scale and A- Global scale preferred stock rating by S&P, and Pfd-1(low) by DBRS; and

(h) evidence satisfactory to the Underwriters that the Securities and Additional Securities are listed for trading on the Toronto Stock Exchange and that the

Series K First Preferred Shares are conditionally listed on the Toronto Stock Exchange.

11. BMO and Scotia, on behalf of the Underwriters, may exercise the Over-Allotment Option at any time prior to the Over-Allotment Option expiry date (being the date 30 days following the Closing Time) by delivery of written notice to the Corporation of the number of Additional Securities in respect of which the Over-Allotment Option is being exercised (an "Over-Allotment Option Notice"). The Over-Allotment Option Closing Date shall be determined by BMO and Scotia but shall not be earlier than two Business Days or later than seven Business Days after delivery of the Over-Allotment Option Notice. Upon exercise of the Over-Allotment Option as provided herein, the Corporation shall become obligated to sell the total number of Additional Securities in respect of which the Underwriters are exercising the Over Allotment Option, to each of the Underwriters and, subject to the terms and conditions herein set forth, each of the Underwriters severally, and not jointly and severally, shall become obligated to purchase from the Company the same percentage of the total number of the Additional Securities in respect of which the Underwriters are then exercising the Over-Allotment Option as such Underwriter is obligated to purchase of the aggregate number of Securities hereunder, as adjusted by the Underwriters, if necessary, in such manner as they deem advisable to avoid fractional shares.

    If the Over-Allotment Option is exercised as to all or any portion of the Additional Securities, all provisions of this Agreement with respect to the sale of the Securities shall apply (except for the provisions of paragraph 10 in respect of which only Subsections (a),(b),(c), (d) and (h) shall apply), *mutatis mutandis*, to the sale of the Additional Securities at the Closing, with the Over-Allotment Closing Time being substituted for the Closing Time, the Over-Allotment Closing Date being substituted for the Closing Date, the Additional Securities being substituted for the Securities and any other required substitutions being made. If the Over-Allotment Option is exercised at least two Business Days prior to the Closing Time, the sale of the Additional Securities shall be made contemporaneously with the sale of the Securities.

12. The Corporation shall elect, in the manner and within the time period provided under the *Income Tax Act* (Canada), under section 191.2, and will take any other necessary action thereunder, to pay tax at a rate such that the holders of the Securities, Additional Securities and Series K First Preferred Shares will not be required to pay tax on dividends received on such shares under section 187.2 of Part IV.1 of such Act.

13. The Corporation shall protect and indemnify each of the Underwriters and such Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the resale of the Securities), claims, costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively, "claims") caused by or arising directly or indirectly by reason of:

    (a) any information or statement (except any information or statement furnished by and relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in applicable securities laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters)

required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable securities laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of the Securities or Additional Securities or any of them or any other securities of the Corporation in any of the Qualifying Jurisdictions;

other than any claim caused by or arising directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with any of the transactions contemplated herein.

If any claim contemplated by this paragraph shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation's liability under this paragraph, except to the extent that such failure significantly prejudices the proceedings) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably.

No admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Corporation shall not be liable under this paragraph to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Corporation hereby constitutes the Underwriters trustees for the Underwriters' directors, officers and employees for the covenants of the Corporation under this paragraph 13 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

14. In order to provide for just and equitable contribution in circumstances in which the indemnity provided in paragraph 13 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any party defined in such paragraph to be an "Indemnified Party" or enforceable otherwise than in accordance with its terms, the Corporation and all such Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in paragraph 13 and suffered or incurred by such Indemnified Parties provided, however, that the Underwriters shall be responsible in the aggregate for that portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters hereunder bears to the aggregate purchase price of the Securities and, if applicable and to the extent issued and sold hereunder, the Additional Securities and the Corporation shall be responsible for the balance, whether or not it has been sued or sued separately, provided that:

    (a) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion thereof actually received; and

    (b) no person who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

    If the Corporation is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to receiving contribution in an amount not exceeding the lesser of (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined by the foregoing provisions, and (ii) the amount of the fees actually received by the Underwriters from the Corporation.

    The rights to contribution provided in this paragraph 14 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law. If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice thereof in writing, but the failure to notify the Corporation in a timely fashion shall not relieve the Corporation of any obligation which it may have to the Indemnified Parties under this paragraph, except to the extent that such failure significantly prejudices the proceedings or increases the liability which the Corporation would otherwise have hereunder.

15. Whether or not the transactions herein contemplated shall be completed, all reasonable expenses of or incidental to the authorization, issue, delivery and sale of the Securities and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation. Notwithstanding the foregoing, the fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters shall be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Securities is not completed other than by reason of default by the Underwriters.

16. The Underwriters shall deliver to the Corporation a certificate not less than 48 hours prior to the Closing Time certifying the sales of the Securities made to institutional investors and the percentage sales made to retail investors for purposes of calculating the Underwriters' Fee.

17. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, threatened or announced or commenced or any order is issued under or pursuant to any statute of Canada or any of the Qualifying Jurisdictions, or otherwise, or there is any change of law, which operates or would in the reasonable opinion of the Underwriter operate, to prevent or restrict the distribution of or trading in or involving the Securities or any other securities of the Corporation;

(b) if, during the period from the date of this Agreement to the Closing Time, there shall have occurred or the Corporation shall have notified the Underwriters that there has occurred any material adverse change, or adverse change of material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken together (including any notice provided under paragraph 5) which was undisclosed as of the date of this Agreement and such change in the reasonable opinion of the Underwriter would be expected to have an adverse effect on the market price or value of the Securities;

(c) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriter be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation and its subsidiaries taken together; or

(d) if there has been and remains at the Closing Time an adverse change in the assigned ratings on the Securities by DBRS or S&P, or if DBRS or S&P shall have issued a ratings alert for a potential downgrade of such ratings that remains outstanding at the Closing Time;

by giving the Corporation written notice to that effect at or prior to the Closing Time. If any Underwriter terminates the Underwriter's obligations hereunder pursuant to this paragraph 17, the Corporation's liability hereunder to such Underwriter shall be limited to the Corporation's obligations under paragraphs 13, 14 and 15 hereof. The right of each of the Underwriters to so terminate its respective obligations under this Agreement is in addition to such other remedies as it has in respect of any default, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement.

18. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of steps contemplated by paragraphs 14, 17 and 20 hereof (and with the exception of any admission of liability contemplated in paragraph 13), may be taken by BMO and Scotia on the Underwriters' behalf and the Corporation may accept

notification of any such steps from, and may deliver the certificates representing the Securities and, if applicable, Additional Securities to or to the order of, BMO and Scotia.

19. Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Securities at the Closing Time and, if applicable, Additional Securities at the Over-Allotment Closing Time shall be several and not joint and several and the liability of each of the Underwriters to purchase the Securities and Additional Securities shall be limited to the following percentages of the aggregate purchase price of the Securities and, if applicable, Additional Securities, as set forth herein:

BMO Nesbitt Burns Inc.	23.0%
Scotia Capital Inc.	23.0%
RBC Capital Markets	14.0%
CIBC World Markets Inc.	12.0%
TD Securities Inc.	12.0%
National Bank Financial Inc.	10.0%
Desjardins Securities Inc.	3.75%
GMP Securities L.P.	2.25%

Nothing herein shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than all of the aggregate amount of the Securities or Additional Securities for which the Over-Allotment Option has been exercised hereunder or shall relieve any Underwriter in default hereunder from liability to the Corporation or the other Underwriters. If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Securities at the Closing Time or, if applicable, Additional Securities for which the Over-Allotment Option has been exercised hereunder at the Over-Allotment Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obliged, to purchase on a pro-rata basis (or such other basis as they may agree) all, but not less than all, of the Securities or, if applicable, Additional Securities for which the Over-Allotment Option has been exercised hereunder which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised and the Corporation chooses to sell less than all of the Securities, or if applicable, Additional Securities for which the Over-Allotment Option has been exercised hereunder, the Underwriter or Underwriters which is or are able and willing to purchase their respective percentage of Securities or Additional Securities for which the Over-Allotment Option has been exercised hereunder shall be relieved of all obligations to the Corporation with respect to the balance of the Securities or Additional Securities hereunder in excess of their respective percentages; if the Corporation does not so choose, then this Agreement shall terminate and the Underwriters which are able and willing to purchase their respective percentage of Securities or Additional Securities for which the Over-Allotment Option has been exercised hereunder shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of their ability and willingness to fulfill their obligations hereunder at the Closing Time or the Over-Allotment Closing Time, as applicable, and the Corporation shall be relieved of all obligations to the Underwriters, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 13, 14 and 15.

20. All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any such representations, warranties, terms or conditions shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such

Underwriter's obligations to purchase Securities by giving written notice to that effect to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time, for compliance with, any of such representations, warranties, terms and conditions without prejudice to the Underwriters' rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

21. The representations, warranties, covenants, obligations and agreements of the parties contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and Additional Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities or Additional Securities. The Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

22. Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, Attention: Executive Vice-President and Chief Financial Officer, and, in the case of notice to the Underwriters, be addressed to BMO and Scotia and to the persons indicated on Schedule "C" hereto, at the address therein set out. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or fax, and shall be deemed to have been received, if given by fax, on the day of sending (if such day is a business day and, if not, on the next day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

23. Time shall be of the essence of this Agreement.

24. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

25. The Corporation shall not sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares, other than the Securities, at any time commencing on the date of this Agreement and ending 60 days after the Closing Date without the prior written consent of BMO and Scotia on behalf of the Underwriters.

26. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including the letter agreement between the Corporation and BMO dated the date hereof), understandings, negotiations and discussions, whether oral or written.

27. This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is acceptable to the Corporation, please signify such acceptance on the duplicates of this letter and return such duplicates to BMO, which accepted offer shall constitute the contract for the purchase by us and sale by the Corporation of the Securities referred to herein and shall constitute a binding agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *"Bradley J. Hardie"*
Name:

SCOTIA CAPITAL INC.

By: *"David Skurka "*
Name:

RBC CAPITAL MARKETS

By: *"Rajiv Bahl"*
Name:

CIBC WORLD MARKETS INC.

By: *"Donald A. Fox"*
Name:

TD SECURITIES INC.

By: *"Jonathan Broer"*
Name:

NATIONAL BANK FINANCIAL INC.

By: *"Darin Deschamps"*
Name:

DESJARDINS SECURITIES INC.

By: *"Thomas L. Jarmai"*
Name:

GMP SECURITIES L.P.

By: *"Neil Selfe"*
Name:

ACCEPTED AND AGREED to this 7th day of November, 2008.

GREAT-WEST LIFECO INC.

By: *"William W. Lovatt"*
Name:
Title: Executive Vice-President and Chief Financial Officer

By: *"Sheila A. Wagar, Q.C."*
Name:
Title: Vice-President, General Counsel and Secretary

Schedule "A"

Great-West Lifeco Inc.
Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J

Terms and Conditions

Issuer: Great-West Lifeco Inc. (the "Corporation")

Issue: Treasury offering of 8,000,000 Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Preferred Shares Series J")

Issue Size: $200,000,000

Over-Allotment Option: The Corporation has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Issue, to purchase up to an additional 15% of the Offering (1,200,000 Preferred Shares Series J / $30,000,000) to cover over-allotments, if any.

Issue Price: $25.00 per Preferred Share Series J

Initial Dividend Rate: 6.00% per annum, payable quarterly for the Initial Fixed Rate Period (as defined below).

Dividends: *Initial Fixed Rate Period:*

- Fixed, non-cumulative, preferential cash dividends payable quarterly on the last day of March, June, September and December each year at an annual rate of $1.50 per Preferred Share Series J, for the initial period ending on December 31, 2013 (the "Initial Fixed Rate Period"). The first of such dividends, if declared, shall be payable on March 31, 2009 and shall be $0.50959 per Preferred Share Series J, based on the anticipated closing of the treasury offering of the Preferred Shares Series J on November 27, 2008.

Subsequent Fixed Rate Periods:

- For every five-year period after the Initial Fixed Rate Period (a "Subsequent Fixed Rate Period"), the Corporation will determine on the 30th day prior to the first day of a Subsequent Fixed Rate Period, the annual fixed dividend rate applicable to that Subsequent Fixed Rate Period (the "Annual Fixed Dividend Rate").
- The Annual Fixed Dividend Rate will be equal to the 5-Year Government of Canada Bond Yield ("GCAN5YR") as quoted on Bloomberg (see quote for "GCAN5YR <INDEX>") or comparable sources at 10:00 a.m. (Toronto time) on the 30th day prior to the first day of a Subsequent Fixed Rate Period plus 3.07%.
- Fixed, non-cumulative, preferential cash dividends payable quarterly on the last day of March, June, September and December each year, based on the Annual Fixed Dividend Rate.

General:

- If the Board of Directors of the Corporation does not declare the dividends, or any part thereof, on the Preferred Shares Series J on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares Series J to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.

Conversion:

Election to Convert:

- On December 31, 2013 and on December 31 every five years thereafter (the "Series J Conversion Date"), the holders of Preferred Shares Series J will have the right to elect to convert (subject to the Automatic Conversion provision described below) any or all of their Preferred Shares Series J into an equal number of Non-Cumulative Floating Rate First Preferred Shares Series K (the "Preferred Shares Series K"). Should any such December 31 not be a business day, the Series J Conversion Date will be the next succeeding business day.

Election Notice:

- Holders of Preferred Shares Series J who elect to convert their Preferred Shares Series J into Preferred Shares Series K on the Series J Conversion Date are required to provide the Corporation with written notice (an "Election Notice") on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series J Conversion Date. Once received by the Corporation, an Election Notice is irrevocable.

Automatic Conversion:

- If the Corporation determines that after giving effect to any Election Notices received by the Corporation during the time fixed therefor there would be less than 1,000,000 Preferred Shares Series J issued and outstanding on the applicable Series J Conversion Date, then all of the issued and outstanding Preferred Shares Series J will automatically be converted on such Series J Conversion Date into an equal number of Preferred Shares Series K ("Automatic Conversion").
- Holders of Preferred Shares Series J will not be entitled to convert their shares into Preferred Shares Series K if the Corporation determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Preferred Shares Series K, after having taken into account all Preferred Shares Series J tendered for conversion into Preferred Shares Series K and all Preferred Shares Series K tendered for conversion into Preferred Shares Series J.

Notice of Series J Conversion Date and next Annual Fixed Dividend Rate:

- Notice of a Series J Conversion Date and a form of Election Notice will be given by the Corporation at least 30 days and not more than 60 days prior to the Series J Conversion Date.
- Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by the Corporation

on the 30th day prior to each Series J Conversion Date.

Not electing to convert and continuing to hold Preferred Shares Series J:

- If the Corporation does not receive an Election Notice from a holder of Preferred Shares Series J during the time fixed therefor, then the Preferred Shares Series J shall be deemed not to have been converted (except in the case of an Automatic Conversion).

Redemption for Cash: The Preferred Shares Series J will not be redeemable prior to December 31, 2013. Subject to the provisions in the short form prospectus, on December 31, 2013 and on December 31 every five years thereafter, on not more than 60 nor less than 30 days' notice, the Corporation may, at its option, redeem all or any number of the then outstanding Preferred Shares Series J upon payment in cash for each Preferred Share Series J so redeemed of an amount equal to $25.00 per Preferred Share Series J together with all declared and unpaid dividends to the date fixed for redemption. Should any such December 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation: Subject to the provisions in the short form prospectus, the Corporation will be entitled to purchase Preferred Shares Series J for cancellation by private contract or in the market or by tender, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable.

Rights on Liquidation: In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Preferred Shares Series J will be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount will be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Preferred Shares Series J. The holders of the Preferred Shares Series J will not be entitled to share in any further distribution of the property or assets of the Corporation.

Ratings: S&P: P-1 (Low)
DBRS: Pfd-1 (low)

Priority: The Preferred Shares Series J will rank on a parity with First Preferred Shares of all other series and the Class A Preferred Shares and prior to the Second Preferred Shares and common shares as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Corporation.

Use of Proceeds: The net proceeds will be used for general corporate purposes to augment the Corporation's current liquidity position.

Voting: Consistent with existing first preferred shares issued and outstanding by the Corporation.

Eligibility: Eligible for RRSPs, RESPs, RRIFs and DPSPs.

Listing:	An application will be made to list the Preferred Shares Series J on The Toronto Stock Exchange.
Form of Offering:	Bought deal by way of a short form prospectus to be filed in all provinces and territories of Canada (the "Qualifying Jurisdictions").
Tax on Preferred Shares Series J:	The Corporation will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders.
Commission:	1.0% on Preferred Shares Series J sold to institutions 3.0% on all other Preferred Shares Series J sold
Closing:	On or about November 27, 2008

Schedule "B"

Great-West Lifeco Inc.
Non-Cumulative Floating Rate First Preferred Shares Series K

Terms and Conditions

Issuer: Great-West Lifeco Inc. (the "Corporation")

Issue: Non-Cumulative Floating Rate First Preferred Shares Series K (the "Preferred Shares Series K")

Dividends:

Quarterly Dividend Payments:

- Non-cumulative preferential cash dividends payable quarterly on the last day of March, June, September and December each year (the "Quarterly Dividend Payment Date" and each period a "Quarterly Floating Rate Period") at the Floating Quarterly Dividend Rate (as defined below) times $25.00.

Floating Quarterly Dividend Rate:

- The Floating Quarterly Dividend Rate for a quarter will be equal to the 90-day Canadian Treasury Bill Rate ("T-Bill Rate") plus 3.07%, on an actual/365 day count basis. The T-Bill Rate will be calculated using the 3-month average results, as reported by the Government of Canada, for the most recent auction preceding the date on which the Floating Quarterly Dividend Rate for such quarter is determined. Auction results are posted on Reuters page BOCBILL.
- The Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period will be determined by the Corporation 30 days prior to the first day of the Quarterly Floating Rate Period.

General:

- If the Board of Directors of the Corporation does not declare the dividends, or any part thereof, on the Preferred Shares Series K on or before the Quarterly Dividend Payment Date for a particular quarter, then the entitlement of the holders of the Preferred Shares Series K to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.

Conversion:

Election to Convert:

- On December 31, 2018 and on December 31 every five years thereafter (the "Series K Conversion Date"), the holders of Preferred Shares Series K have the right to elect to convert (subject to the Automatic Conversion provision described below) any or all of their Preferred Shares Series K into an equal number of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series J (the "Preferred Shares Series J"). Should any such December 31 not be a business day, the Series K Conversion Date in that year will be the next succeeding business day.

Election Notice:

- Holders of Preferred Shares Series K who elect to convert their Preferred Shares Series K into Preferred Shares Series J on the Series K Conversion Date are required to provide the Corporation with written notice (an "Election Notice") on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series K Conversion Date. Once received by the Corporation, an Election Notice is irrevocable.

Automatic Conversion:

- If the Corporation determines that after giving effect to any Election Notices received by the Corporation during the time fixed therefor there would be less than 1,000,000 Preferred Shares Series K issued and outstanding on the applicable Series K Conversion Date, then all of the issued and outstanding Preferred Shares Series K will automatically be converted on such Series K Conversion Date into an equal number of Preferred Shares Series J ("Automatic Conversion").
- Holders of Preferred Shares Series K will not be entitled to convert their shares into Preferred Shares Series J if the Corporation determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Preferred Shares Series J, after having taken into account all Preferred Shares Series K tendered for conversion into Preferred Shares Series J and all Preferred Shares Series J tendered for conversion into Preferred Shares Series K.

Notice of Series K Conversion Date and next Annual Fixed Dividend Rate:

- Notice of a Series K Conversion Date and a form of Election Notice will be given by the Corporation at least 30 days and not more than 60 days prior to the Series K Conversion Date.
- Notice of the annual fixed dividend rate on the Preferred Shares Series J (the "Annual Fixed Dividend Rate") for the upcoming five-year period, after the initial period ending on December 31, 2013, (a "Subsequent Fixed Rate Period") will be provided by the Corporation on the 30th day prior to each Series K Conversion Date.

Not electing to convert and continuing to hold Preferred Shares Series K:

- If the Corporation does not receive an Election Notice from a holder of Preferred Shares Series K during the time fixed therefor, then the Preferred Shares Series K shall be deemed not to have been converted (except in the case of an Automatic Conversion).

Redemption for Cash: Subject to the provisions in the short form prospectus, on December 31, 2018 and on December 31 every five years thereafter, on not more than 60 nor less than 30 days' notice, the Corporation may, at its option, redeem all or any number of the then outstanding Preferred Shares Series K upon payment in cash for each Preferred Share Series K so redeemed of an amount equal to $25.00 per Preferred Share Series K together with all declared and unpaid dividends to the date fixed for redemption. Subject to the provisions in the short form prospectus, on any other date after

December 31, 2013 that is not a Series K Conversion Date, on not more than 60 nor less than 30 days' notice, the Corporation may, at its option, redeem all or any part of the then outstanding Preferred Shares Series K upon payment in cash for each Preferred Share Series K so redeemed of an amount equal to $25.50 per Preferred Share Series K together with all declared and unpaid dividends to the date fixed for redemption. Should any such December 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation: Subject to the provisions in the short form prospectus, the Corporation will be entitled to purchase Preferred Shares Series K for cancellation by private contract or in the market or by tender, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable.

Priority: The Preferred Shares Series K will rank on a parity with First Preferred Shares of all other series and the Class A Preferred Shares and prior to the Second Preferred Shares and common shares as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Corporation.

Voting: Consistent with existing first preferred shares issued and outstanding by the Corporation.

Listing: An application will be made to list the Preferred Shares Series K on The Toronto Stock Exchange.

Eligibility: Eligible for RRSPs, RESPs, RRIFs and DPSPs.

Tax on Preferred Shares Series K: The Corporation will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders.

Schedule "C"

UNDERWRITERS

BMO Nesbitt Burns Inc.
1 First Canadian Place
P.O. Box 150
Toronto, ON M5X 1H3

Attention: Bradley J. Hardie

Scotia Capital Inc.
Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: David Skurka

RBC Dominion Securities Inc.
200 Bay Street, 4th Floor
South Tower
Toronto, ON M5J 2W8

Attention: Rajiv Bahl

CIBC World Markets Inc.
161 Bay Street
6th Floor
Toronto, ON M5J 2S8

Attention: Donald A. Fox

TD Securities Inc.
66 Wellington Street West
Toronto-Dominion Tower
8th Floor
Toronto, ON M5K 1A2

Attention: Jonathan Broer

National Bank Financial Inc.
The Exchange Tower
130 King Street West, Suite 3200
Toronto, ON M5X 1J9

Attention: Darin Deschamps

Desjardins Securities Inc.
2, Complexe Desjardins
East Tower, 15th floor
Desjardins Station
Montréal , QC H5B 1J2

Attention: Thomas L. Jarmai

GMP Securities Inc.
145 King Street West
Suite 300
Toronto, Ontario
M5H 1J8

Attention: Neil Selfe

END